UNITED STATES
                                 SECURITIES AND EXCHANGE COMMISSION
                                       Washington, D.C. 20549
                                            SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                           Allied Defense Group, Inc.
--------------------------------------------------------------------------------
                                     (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                              (Title of Class of Securities)

                                    19118108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
                  (Date of Event which Required Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]      Rule 13d-1(b)
|_|      Rule 13d-1(c)
|_|      Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                             SCHEDULE 13G

   1      NAME OF REPORTING PERSON
          SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Tamarack Enterprise Fund
          43-1301897

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |_|
                                                               (b) [X]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware

                           5      SOLE VOTING POWER
                                  302,900
   NUMBER OF SHARES
BENEFICIALLY OWNED BY
EACH REPORTING PERSON
         WITH
                           6      SHARED VOTING POWER
                                  Not applicable.

                           7      SOLE DISPOSITIVE POWER
                                  302,900

                           8      SHARED DISPOSITIVE POWER
                                  Not applicable.


    9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            302,900

    10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
            |_|

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.41%

    12      TYPE OF REPORTING PERSON
            IV

Item 1.    (a).    Name of Issuer:

                   Allied Defense Group, Inc.

           (b).    Address of Issuer's Principal Executive Offices:

                   8000 Towers Crescent Drive, Suite 750
                   Vienna, VA  22182


Item 2.    (a).    Name of Person Filing:
                   Tamarack Enterprise Fund (the "Fund")

           (b).    Address of Principal Business Office or, if none, Residence:
                   100 Fifth Street, Suite 2300
                   Minneapolis, MN 55402

           (c).    Citizenship or Place of Organization:
                   Delaware

           (d).    Title of Class of Securities:
                   Common Stock

           (e).    CUSIP Number:
                   19118108

Item 3.            If  this   statement   is  filed   pursuant  to  sections
                   240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
                   (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
                   (c)         [ ]  Insurance  company  as  defined  in  section
                               3(a)(19) of the Act (15 U.S.C. 78c.);
                   (d)         [X] Investment company registered under section 8
                               of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
                   (e)         [ ] An  investment  adviser  in  accordance  with
                               section 240.13d-1(b)(1)(ii)(E);
                   (f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii) (F);
                   (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
                   (h) [ ] A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
                   (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                   (j) [ ] Group, in accordance with section 240.13d-1(b)(1) (ii)(J).

Item 4.            Ownership.

              Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

           (a).   Amount  beneficially  owned: 302,900

           (b).   Percent of class: 5.41%

           (c).   Number of shares as to which the person has:

                    (1) Sole power to vote or to direct the vote: 302,900

                    (2) Shared power to vote or to direct the vote: None

                    (3)  Sole power to dispose or to direct the disposition of:
                         302,900

                    (4) Shared power to dispose or to direct the disposition of:
                        None


Item 5.           Ownership  of Five  Percent  or Less of a  Class:

                  Not applicable.

Item 6.           Ownership of More Than Five Percent on Behalf of Another
                  Person:

                  Not applicable.

Item 7. Identification and Classification of Subsidiaries which Acquired the Security Being Reported on by the Parent Holding Company:

                  Not applicable.

Item 8.           Identification and Classification of Members of the Group:

                  Not applicable.

Item 9.           Notice of Dissolution of Group:

                  Not applicable.

Item 10. Certification:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                             SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 9, 2005
                                           ------------------------
                                                   Date

                                           /s/ Martin A. Cramer
                                           ------------------------
                                                 Signature

                                              Martin A. Cramer
                                               Vice President
                                           Tamarack Enterprise Fund
                                           ------------------------
                                                 Name/Title